05040043

STATES
CHANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5

SEC FILE NUMBER
8-053231

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Abbey National Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atlantic Street
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Yoko Hubley (203) 355-7917
(Area Code – Telephone No.)

PROCESSING
MAR 0 1 2005
185
SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

PROCESSED
MAR 2 9 2005
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

ABBEY NATIONAL SECURITIES INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert Ferrari, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Abbey National Securities Inc. for the year ended December 31, 2004, are true and correct. I further affirm that neither Abbey National Securities Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/05
Date

Robert Ferrari
President

Rosemarie Collazo
Notary Public

Subscribed and sworn to before me this 28th day of February, 05
Rosemarie Collazo
Notary Public
Date Commission Expires 4/30/09

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Abbey National Securities Inc.
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc) (the "Company") as of December 31, 2004, and the related statements of income, cash flows, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Abbey National Securities Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2005

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004
(Amounts in thousands, except share data)

ASSETS

Cash	$	623
Deposits with clearing organizations and others		4,765
Financial instruments owned, at fair value (approximately $1,443,445 was pledged)		1,596,407
Securities borrowed		13,586,286
Securities received as collateral		6,097,064
Securities purchased under agreements to resell		1,596,693
Dividends receivable		1,883
Receivable from affiliates		213
Total assets	$	22,883,934

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities loaned	$	4,858,873
Financial instruments sold, not yet purchased, at fair value		1,735
Obligation to return securities received as collateral		6,097,064
Securities sold under agreements to repurchase		2,822,532
Payable to counterparty		2,700
Payable to affiliates		2,582
Affiliate borrowings		8,967,000
Accrued expenses and other liabilities		69
		22,752,555
SUBORDINATED BORROWING		90,000
STOCKHOLDER'S EQUITY:		
Common stock ($10 par value, 45,300 shares authorized, issued and outstanding)		453
Additional paid-in capital		44,847
Accumulated deficit		(3,921)
Total stockholder's equity		41,379
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	22,883,934

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

The Company - Abbey National Securities Inc. (the "Company") is an indirect wholly-owned subsidiary of Abbey National plc. During the year, Abbey National plc was purchased by Banco Santander S.A., a Spanish banking corporation. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in securities borrowing and lending activities, principal transactions for its own account, and securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"). The Company transacts with institutions and affiliated entities. The Company's transactions in financial instruments are primarily self-cleared. Further, the Company is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions regarding matters that affect the financial statements and related disclosures. Such estimates include assumptions used in determining the fair value of financial instruments and amounts allocated from affiliates. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from these estimates.

Financial Instruments Owned, Financial Instruments Sold, Not Yet Purchased - Financial instruments, primarily commercial paper, are recorded at fair value, and unrealized gains and losses are reflected in principal transactions revenues. The fair values of financial instruments are generally based on observable market prices. Interest revenue and expense are reflected in the statement of income as interest revenue or expense. Purchases and sales are recorded on a trade date basis. In the normal course of business, the Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing transactions.

Securities Financing Transactions - Reverse repurchase agreements and repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, including accrued interest. Such carrying amounts approximate fair value. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of collateral daily with additional collateral obtained, or excess collateral returned, as necessary, to ensure such transactions are adequately collateralized.

Securities borrowed and securities loaned are also treated as collateralized financing transactions and are carried at the amount of cash collateral advanced and received, including accrued interest, in connection with the transactions. Such carrying amounts approximate fair value. The Company

monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary, to ensure such transactions are adequately collateralized.

At December 31, 2004, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $21.9 billion. This collateral was generally obtained under reverse repurchase and securities borrowed transactions. Of these securities received as collateral, securities with a fair value of approximately $21.2 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements as well as secured affiliate borrowings.

In connection with non-cash loan versus pledge securities transactions, the Company recorded securities received as collateral and a related obligation to return securities received as collateral of approximately $6.1 billion at December 31, 2004.

Income Taxes - Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. A valuation allowance is provided for net deferred tax assets when the probability of realization is less than likely.

3. FINANCIAL INSTRUMENTS OWNED

The fair value of financial instruments owned is comprised of commercial paper in the amount of $1,596,407 at December 31, 2004. Commercial paper of $1,443,445 has been pledged to an affiliate under a secured borrowing facility as described in Note 5.

4. INCOME TAXES

The Company, with an affiliated entity, files consolidated Federal and state income tax returns. As of December 31, 2004, the Company had deferred tax assets of approximately $989, comprised of prior years Federal net operating loss carryforwards and organizational costs that were expensed for financial reporting purposes but are being amortized for five years for income tax reporting purposes. The net operating loss carryforwards will expire in the years 2021 through 2023. Due to the uncertainty of the Company's ability to realize such deferred tax assets, the Company has recognized a full valuation allowance against them as of December 31, 2004.

5. RELATED PARTY TRANSACTIONS

Affiliate borrowings relate to loans from Abbey National Treasury Services plc ("ANTS") and totaled $8,967,000 at December 31, 2004. The following are details of affiliate borrowings from ANTS:

Secured	Unsecured	Interest Rate	Maturity date
$ 1,137,000	$ -	2.44%	January 3, 2005
5,000,000	-	2.44%	January 4, 2005
2,000,000	-	2.36%	January 5, 2005
-	250,000	2.32%	January 18, 2005
-	230,000	2.31%	January 31, 2005
-	350,000	2.35%	February 14, 2005
$ 8,137,000	$ 830,000		

Excluded above is accrued interest payable of $601 which is included in payable to affiliates. Interest expense related to affiliates in 2004 was $116,682, which excludes interest on the subordinated borrowing from ANTS.

The Company was party to securities financing transactions with affiliates during 2004. The interest income and expense related to these transactions was $5,953 and $57,642, respectively. At December 31, 2004, the Company had securities loaned to affiliates totaling $4,613,897, repurchase agreements with affiliates of $585,170, resell agreements with affiliates of $901,042 and non-cash collateral transactions with affiliates of $872,542.

The Company incurred expenses from affiliates for its employment costs, occupancy, equipment rental, communications, administrative services and other overhead, and to perform certain administrative services for the Company. Eligible employees of the Company are included in the benefit plans of certain affiliates, the cost of which is allocated to the Company. Payables to affiliates consist of amounts due for certain of the Company's expenses as described above. For the year ended December 31, 2004, the Company was charged $10,001 by affiliates for such expenses. During the year, the Company performed securities clearance for an affiliate. For the year ended December 31, 2004, the Company charged $64 to an affiliate for providing securities clearing services.

6. SUBORDINATED BORROWING

The Company entered into a satisfactory subordinated loan agreement, pursuant to Appendix D of SEC Rule 15c3-1d, with ANTS effective January 2002. The subordinated loan agreement is for $90,000, bears interest at LIBOR plus 60 basis points (resets semi-annually) and had an original maturity date of January 13, 2004. In December 2003, the subordinated loan was extended to January 13, 2006. As of December 31, 2004, the interest rate was 2.44%. Interest expense related to the subordinated borrowing was $1,936 in 2004.

The subordinated borrowing is included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. CONTINGENCY

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

8. RISK MANAGEMENT

The Company's risk management policies and related procedures are integrated with those of ANTS and other affiliates. In the normal course of business, the Company enters into reverse repurchase and repurchase agreements as well as transactions whereby securities are borrowed from and loaned to counterparties in an exchange for collateral. Credit risk occurs when the fair value of the underlying

securities received falls below the collateral pledged by the Company or when the fair value of the securities delivered exceeds the collateral received by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures, including limits and monitoring procedures based in part upon the Company's review of the financial condition and credit ratings of its counterparties as well as through the use of master netting agreements. In addition, collateral arrangements with counterparties provide the Company, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable including accrued interest, and requests additional or returns excess collateral, on a daily basis, to ensure such transactions are adequately collateralized. The Company's agreements with third parties specify its rights to request additional collateral.

The financial instruments which potentially subject the Company to concentrations of credit risk consist principally of receivables and payables arising from collateralized securities borrow and loan transactions, collateralized reverse repurchase and repurchase contracts, and proprietary ownership of commercial paper. The Company's counterparties that engage in collateralized transactions are principally broker-dealers, financial institutions and affiliated entities.

9. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under Rule 15c3-1, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall be at least the greater of $250 or 2% of aggregate debits, as defined. At December 31, 2004, the Company's regulatory net capital, as defined under such rules, was $92,399, which exceeded the minimum requirement by $92,149.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the Securities Exchange Commission.

* * * * * *